Exhibit (e)(11)
Dated this 03 day of MAR 2005
Between
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
And
STATS CHIPAC LTD.

PARTNERSHIP AGREEMENT

THIS PARTNERSHIP AGREEMENT (“Agreement”) is made on the 03 day of MAR 2005
BETWEEN:
1.	CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a company incorporated in Singapore and having its principal place of business at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 (hereinafter referred to as “Chartered”);
AND
2.	STATS CHIPAC LTD, a company duly incorporated in Singapore and having its registered office at 5 Yishun Street 23 Singapore 768442 (hereinafter referred to as “Subcontractor”).
WHEREAS:
(A)	Chartered is desirous of manufacturing Wafers and/or Units (as defined below) for End Customers (as defined below) on a sorted, assembled and/or final tested basis.
(B)	Subcontractor has been engaged by Chartered from time to time to perform the Works (as defined below). Chartered and Subcontractor now desire to enter into an agreement for the purpose of setting out certain key principles including partnership negotiation methods with End Customers, the assurance of supply, operational protocols, production excursions and engineering protocols, on the terms and conditions of this Agreement.
NOW IT IS HEREBY AGREED as follows:-
1.	Definitions
1.1	In this Agreement, unless otherwise defined or the context otherwise requires, the following words and expressions shall bear the following meanings:-

‘End Customer’ means Chartered’s customer who has appointed Chartered as manufacturer of Wafers and/or Units on a sorted, assembled and/or final tested basis.

‘Parties’ means collectively Chartered and Subcontractor, and ‘Party’ shall mean any one of them.

‘Products’ means any End Customer’s integrated circuit products identified by Chartered and/or such End Customer’s product part number.

‘Units’ mean finished die in packaged form.

‘Wafers’ means silicon wafers manufactured by Chartered and containing finished die for the Products.

‘Works’ means the sort, assembly and test services to be performed by Subcontactor, under and pursuant to this Agreement, with respect to the Wafers using the Testers and services related thereto as deemed appropriate by Subcontractor (such as shipping services to End Customer).
1.2	References to recitals, clauses and appendices are references to recitals, clauses and appendices of this Agreement.

1.3	The headings in this Agreement are inserted for convenience only and shall be ignored in the interpretation of this Agreement.

1.4	Unless the context otherwise requires, words denoting the singular number shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and words importing a person shall include a company or corporation and vice versa.
2.	PARTNERSHIP NEGOTIATION METHODS
2.1	Chartered and Subcontractor agree that the End Customer shall be engaged through either of the following methods:-

(a) direct negotiation method; or

(b) indirect negotiation method,

Provided Always that the choice of which of the above methods to be adopted shall be determined by Chartered, in consultation with the End Customer, and Subcontractor agrees that it shall assist Chartered in accordance with the terms set out in this Agreement, regardless of the method of negotiation. For the avoidance of doubt, Chartered and Subcontractor agree that unless otherwise specified, Clauses 3, 4, 5, 6, 7 and 8 shall apply to both the direct and indirect negotiation methods.

2.2	Under the direct negotiation method, a Chartered representative shall, together with a Subcontractor representative, negotiate with the End Customer on customer requirements. Subcontractor shall in presence of Chartered representative be able to obtain from the End Customer key information, including forecast requirements and cost expectations.. Subject to the End Customer’s requirements, Subcontractor and Chartered shall mutually agree to a price to be charged to the End Customer for the Works. In view that Subcontractor will be appointed by Chartered as the sole turnkey provider for the specific device requirement of such End Customer, Subcontractor and Chartered shall mutually agree to a price to be charged to the End Customer for the Works, and Chartered shall then issue a purchase order based on the agreed price for the entire volume of the specific device requirement of such End Customer.
2.3	Under the indirect negotiation method, a Chartered representative will participate in negotiations with a specified End Customer without involving a Subcontractor representative directly in the negotiation process. Chartered shall charge the End Customer a price for the Works which shall be determined by

Chartered in its sole discretion. Subcontractor acknowledges and agrees that it may not be appointed by Chartered as the sole turnkey provider for the specific device requirement of such End Customer.
3.	VERY FAST TURN AROUND TIME (VFTAT)
3.1	Chartered and Subcontractor acknowledge that certain engineering an/or prototype materials require a very fast turn around time (VFTAT), and Subcontractor agrees that it shall omply with the schedule as set out in Appendix A hereto.
4.	ASSURANCE OF SUPPLY
4.1	Chartered agrees that it shall provide Subcontractor not later than the 18th day of each calendar month (provided that if the 18th is not a business day, Chartered shall provide Subcontractor on the next business day), its rolling 6-month forecast of its monthly volume requirements for the performance of the Works.
4.2	Subcontractor agrees that it shall use commercially reasonable efforts to meet Chartered’s forecast volumes by providing Chartered with a tester capacity commitment as follows:-
N + (N+2)
Where N = Current month
Example: If Chartered’s forecast volumes are provided to Subcontractor, by 30 November 2004, Subcontractor shall meet the forecast volumes for the months of December 2004 and January 2005.
4.3	In addition to Clause 4.1 above, to support their commitment to Chartered’s volume requirements, Subcontractor further agrees that it shall use commercially reasonable efforts to provide Chartered with a tester capacity commitment in the event that Chartered provides Subcontractor with up to a 20% upside in its forecast volume for N + (N+1) months. Chartered also agrees that it shall use commercially reasonable efforts to provide Subcontractor with a tester capacity commitment of not more than 20% down from in its forecast volume for N + (N+1) months.
4.4	Under the direct negotiation method, if Chartered requires Subcontractor to provide tester capacity commitment beyond the agreed timeframe as stated under Clause 4.2 above, Subcontractor agrees that it shall use commercially reasonable efforts to support Chartered’s forecast numbers and testers requirement.
5.	OPERATIONAL PROTOCOLS
5.1	Subcontractor agrees that it shall respond to Chartered within the following time frames:-
(a)	Within one business day of Chartered’s schedule request for orders within the forecasted volume; and

(b)	Within two business days of Chartered’s schedule request for orders in excess of Chartered’s forecasted volumes.
Notwithstanding the above, in the event that Chartered urgently requires a response from Subcontractor, it shall inform Subcontractor of such urgency, and Subcontractor agrees that it shall respond to Chartered as soon as possible, and in any event, within 24 hours for orders within and in excess of Chartered’s forecasted volumes.
5.2	Subcontractor agrees that it shall provide Chartered with regular status updates on production readiness upon hit sort. In the event that Subcontractor is aware that there may be any potential delays in meeting Chartered’s on schedule delivery, Subcontractor agrees that it shall provide Chartered with a pre-alert warning as soon as practicable.
5.3	Subcontractor agrees that it shall commit to an on schedule delivery plan with a cycle time that is within Chartered’s cycle-time commitment plan. Subcontractor agrees that it shall follow up closely on the status of Chartered on schedule delivery commitment to ensure that it is met, and there shall not be any changes made to such on schedule delivery commitment without obtaining the prior approval from Chartered. In connection thereto, Subcontractor shall ensure that its departments, including but not limited to operations and sales and customer service, shall comply with the on schedule delivery commitment given to Chartered.
5.4	Subcontractor agrees that it shall provide Chartered with the actual loading plan for its testers at the point of providing Chartered with the on schedule delivery commitment. Subcontractor further agrees that it shall provide Chartered with regular status updates of all its running production lots.
5.5	In the event that there are queries from End Customers relating to, inter alia, tester information, tester platform availability, and Chartered relays such queries to Subcontractor, Subcontractor agrees that it shall use commercially reasonable efforts to respond to such queries within 4 hours, so that the information can be relayed back to the End Customers in a timely manner. In addition, Subcontractor shall provide weekend shipment support to meet Chartered’s customer requirements.
6.	PRODUCTION EXCURSIONS
6.1	In the event that Chartered encounters a hit-sort delay, Subcontractor agrees that it shall use commercially best efforts to provide Chartered with the following support :-

Hit-Sort Delay	Required Support from Subcontractor
1 to 2 days	Tester capacity remains unchanged
≤3 to 4 days	2 days to recover capacity
≤5 days	3 days to recover capacity

6.2	In the event that Subcontractor encounters an on schedule delivery commitment delay as a result of internal issues, Subcontractor agrees that it shall provide Chartered with a revised on schedule delivery commitment plan to recover any on schedule delivery commitment delays.
7.	CUSTOMER CYCLE TIMES
7.1	Subcontractor agrees that it shall respond within the cycle times set out in Appendix B, which shall be reviewed and updated by Chartered and Subcontractor on a quarterly basis, if necessary.
8.	ENGINEERING SUPPORT
8.1	Subcontractor agrees that it shall provide real time access to testing status or information, including but not limited to, real time on-line access to tester status, yield database and wafer mapping.
8.2	Subcontractor agrees that it shall provide Chartered with weekly or monthly sort reports. Subcontractor further agrees that it shall provide Chartered with a comprehensive correlation analysis for test program changes or releases, including but not limited to, bin to bin matching, discrepancy analysis, repeatability study, margin checkout and process capability index.
8.3	Subcontractor shall clear Subcontractor’s product engineer disposition staging within 0.5 days, with concise analysis on low yield lot, and provide transparency in information sharing on testing parameter, including but not limited to, indexing, probe parameter. Subcontractor agrees to provide full commitment in supporting engineering request, including but not limited to special probe experiment and touchdown.
9.	TERM AND TERMINATION
9.1	Unless otherwise terminated, the term of this Agreement shall be three (3) years commencing from the date of this Agreement.

9.2	This Agreement shall be terminated in the following events:-
(a)	by written agreement between the Parties;

(b)	forthwith by either Party if the other commits any material breach of any term of this Agreement and which in the case of a breach capable of being remedied shall not have been remedied within 90 days of a written request to remedy the same;

(c)	at the option of either Party, in any of the following events:-
(i)	the inability of the other Party to pay its debts in the normal course of business; or

(ii)	the other Party ceasing or threatening to cease wholly or substantially to carry on its business, otherwise than for the purpose of a reconstruction or amalgamation without insolvency; or
(iii)	any encumbrancer taking possession of or a receiver, trustee or judicial manager being appointed over the whole or any substantial part of the undertaking, property or assets of the other Party; or
(iv)	the making of an order by a court of competent jurisdiction or the passing of a resolution for the winding-up of the other Party or any company controlling the other Party, otherwise than for the purpose of a reconstruction or amalgamation without insolvency.
9.3	Termination of this Agreement pursuant to Clause 9.1 shall take effect 45 days from the issue of a written notice to that effect by the Party terminating the Agreement to the other. The termination of this Agreement however caused shall be without prejudice to any obligations or rights of either Party which have accrued prior to such termination and shall not affect any provision of this Agreement which is expressly or by implication provided to come into effect on or to continue in effect after such termination.
10.	FORCE MAJEURE
10.1	Each Party’s obligations under this Agreement shall be suspended upon the occurrence of a force majeure event such as act of God, flood, earthquake, fire, explosion, act of government war, civil commotion, insurrection, embargo, riots, lockouts, labour disputes affecting such Party, for such a period as such force majeure event may subsist. Upon the occurrence of a force majeure event, the affected Party shall notify the other Party in writing of the same and shall by subsequent written notice after the cessation of such force majeure event inform the other Party of the date on which that Party’s obligation under this Agreement shall be reinstated.
10.2	Notwithstanding anything in this Clause, upon the occurrence of a force majeure event affecting either Party, and such force majeure event continues for a period exceeding 6 consecutive months without a prospect of a cure of such event, the other Party shall have the option, in its sole discretion, to terminate this Agreement. Such termination shall take effect immediately upon the written notice to that effect from the other Party to the Party affected by the force majeure event.
11.	CONFIDENTIALITY
11.1	All Confidential Information shall be kept confidential by the recipient unless or until the recipient Party can reasonably demonstrate that any such Confidential Information is, or part of it is, in the public domain through no fault of its own, whereupon to the extent that it is in the public domain or is required to be disclosed by law this obligation of confidentiality shall cease. For the purposes of this Agreement, ‘Confidential Information’ shall mean all communications between the Parties and/or between either Party and any End Customer, and all information and other materials supplied to or received by either of them from the other or any End Customer (a) prior to, or on the date of, this Agreement, whether or not marked confidential; (b) after the date of this Agreement which is marked confidential with an appropriate legend, marking, stamp or other obvious written identification by the disclosing Party and/or End Customer, and (c) all information concerning the business transactions and the financial arrangements of the Parties and/or any End Customer with any person with whom any of them is in a confidential relationship with regard to the matter in question coming to the knowledge of the recipient.
11.2	The Parties shall take all reasonable steps to minimise the risk of disclosure of Confidential Information, by ensuring that only they themselves and such of their employees and directors whose duties will require them to possess any of such information shall have access thereto, and will be instructed to treat the same as confidential.
11.3	The obligation contained in this Clause shall enure, even after the termination of this Agreement, for a period of 3 years from the date of expiry or termination of this Agreement except and until such Confidential Information enters the public domain as set out above.
12.	NOTICES
12.1	Addresses
All notices, demands or other communications required or permitted to be given or made under or in connection with this Agreement shall be in writing and shall be sufficiently given or made (a) if delivered by hand or commercial courier or (b) sent by pre-paid registered post or (c) sent by legible facsimile transmission (provided that the receipt of such facsimile transmission is confirmed and a copy thereof is sent immediately thereafter by pre-paid registered post or commercial courier) addressed to the intended recipient at its address or facsimile number set out below. A Party may from time to time notify the others of its change of address or facsimile number by not less than seven (7) calendar days’ notice to the Party (given in accordance with this Clause 12).
Subcontractor 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059 Facsimile no: (65) 6720 7829 Attention: Legal Department
Chartered 60 Woodlands Industrial Park D Street 2 Singapore 738406 Facsimile no: (65) 6360 4970 Attention : Legal Department
12.2	Deemed Delivery
Any such notice, demand or communication shall be deemed to have been duly served (a) if delivered by hand or commercial courier, or sent by pre-paid registered post, at the time of delivery; or (b) if made by successfully transmitted facsimile transmission, at the time of dispatch (provided that the receipt of such facsimile transmission is confirmed and that immediately after such dispatch, a copy thereof is sent by pre-paid registered post or commercial courier).
13.	INDEMNITY
13.1	Chartered shall indemnify, hold harmless and defend Subcontractor from and against any claim, suit, demand, or action alleging that the manufacture, sale, or other disposition of the Wafers or a process or design licensed from or otherwise provided by Chartered or End Customer infringes a patent, copyright, trade secret, or any other proprietary right of any third-party, including, without limitation, any infringement based on specifications furnished by Chartered or End Customer or resulting from the use of any equipment or process specified by Chartered or End Customer, and Chartered shall indemnify and hold harmless Subcontractor against any and all direct losses, liabilities, damages, awards of settlement (including court costs) and expenses (including all reasonable attorney’s fees, whether or not legal proceedings are commenced) arising from any such claim, suit, demand or action.
13.2	Subcontractor shall notify Chartered of any claim of infringement or of commencement of any suit, action or proceedings against Subcontractor (the “Subcontractor Proceedings”) alleging infringement of the rights of any third-party of the intellectual property subsisting in Chartered’s Wafers or a process or design licensed from or otherwise provided by Chartered or any End Customer, promptly after receiving notice thereof and shall provide reasonable assistance to Chartered (at Chartered’s expense) in connection with the defence thereof. Chartered shall have the right in its sole discretion and at its expense to assume full control of the defence and settlement of any such Subcontractor Proceedings and in any and all negotiations with respect thereto.
13.3	Subcontractor shall indemnify, hold harmless and defend Chartered from and against any claim, suit, demand, or action alleging that the Works or any part of the Works infringes a patent, copyright, trade secret, or any other intellectual rights of any third-party, and Subcontractor shall indemnify and hold harmless Chartered against any and all direct losses, liabilities, damages, awards of settlement (including court costs) and expenses (including all reasonable attorney’s fees, whether or not legal proceedings are commenced) arising from any such claim, suit, demand or action.
13.4	Chartered shall notify Subcontractor of any claim of infringement or of commencement of any suit, action or proceedings against Chartered (the “Chartered Proceedings”) alleging infringement of any intellectual property rights of any third-party subsisting in the Works or any part of the Works, promptly after receiving notice thereof and shall provide reasonable assistance to Subcontractor (at Subcontractor’s expense) in connection with the defence thereof. Subcontractor shall have the right in its sole discretion and at its expense to assume full control of the defence and settlement of any such Chartered Proceedings and in any and all negotiations with respect thereto.

13.5	SUBJECT TO CLAUSE 14, EITHER PARTY’S AGGREGATE CUMULATIVE LIABILITY TO THE OTHER PARTY ARISING OUT OF THE INDEMNIFICATION UNDER THIS CLAUSE SHALL NOT EXCEED THE TOTAL AMOUNT RECEIVED BY SUBCONTRACTOR FROM CHARTERED IN RESPECT OF THE PERFORMANCE BY SUBCONTRACTOR OF THE SPECIFIC WORKS WHICH GAVE RISE TO OR IS THE SUBJECT OF THE RELEVANT CLAIM, SUIT, DEMAND OR ACTION. THE FOREGOING STATES EACH PARTY’S ENTIRE LIABILITY AND OBLIGATION (EXPRESS, IMPLIED, STATUTORY OR OTHERWISE) WITH RESPECT TO INTELLECTUAL PROPERTY INFRINGEMENT OR CLAIMS THEREFOR REGARDING ANY PART OF THE WORKS PERFORMED PURSUANT TO THIS AGREEMENT.
14.	LIMITATION OF LIABILITY
14.1	Subcontractor’s liability to Chartered for Wafers or Die destroyed or damaged by Subcontractor shall not exceed 100% of the price paid or payable by Chartered for the Works rendered or to be rendered on the damaged or destroyed Wafer or die but Subcontractor may, at its absolute discretion and on a goodwill basis reimburse Chartered in excess of the amount limited above.
14.2	In no event shall either Party be liable to the other with respect to any subject matter of this Agreement under any contract, tort (including negligence), strict liability or other legal or equitable theory, for any incidental, consequential, special, exemplary or indirect damages of any sort even if such Party has been informed of the possibility of such damages.
14.3	Save as provided in this Clause, the total liability of either Party on all claims of any kind, whether in contract, tort (including negligence), strict liability or otherwise (including as a result of intellectual property infringement) arising out of the performance or breach of this Agreement or use of the Wafers or the performance of the Works shall not exceed the total amount received by Subcontractor from Chartered in respect of the performance of the Works by Subcontractor.
15.	WAIVER AND REMEDIES
15.1	No delay or neglect on the part of either Party in enforcing against the other Party any term or condition of this Agreement or in exercising any right or remedy under this Agreement shall either be or be deemed to be a waiver or in any way prejudice any right or remedy of that Party under this Agreement.
15.2	No remedy conferred by any of the provisions of this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, in equity, by statute or otherwise and each and every other remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity, by statute or otherwise. The election of any one or more of such remedies by either of the Parties shall not constitute a waiver by such Party of the right to pursue any other available remedy.

16.	SEVERANCE
16.1	If any provision or part of this Agreement is rendered is void, illegal or unenforceable in any respect under any enactment or rule of law, the validity, legality and enforeceability of the remaining provisions shall not in any way be affected or impaired thereby.
17.	NO ASSIGNMENT OR SUB-CONTRACTING
17.1	Unless otherwise agreed in writing by the Parties, this Agreement, the rights and obligations hereunder may not be assigned, transferred or sub-contracted by either Party to any third-party without the prior written consent of the other Party.
18.	AMENDMENTS
18.1	This Agreement shall not be altered, changed, supplemented or amended except by written instruments signed by each Party.
19.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT
19.1	No person who is not a party to this Agreement shall have any right under the Contracts (Rights of Third Parties) Act (Chapter 53B) of Singapore to enforce any provision of this Agreement.
20.	ENTIRE AGREEMENT
20.1	This Agreement constitutes the entire agreement between the Parties relating to the subject matter herein and supersedes all previous communications, representation or agreement, oral or written, in connection thereto. The Parties acknowledge that this Agreement shall be read together with the Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated 30 October 2002 (the “Turnkey Subcontract Agreement”), and the terms of this Agreement shall prevail over the terms of the Turnkey Subcontract Agreement to the extent that the terms thereof are inconsistent or conflict with the terms contained in this Agreement. In all other respects, the Turnkey Subcontract Agreement shall remain unchanged and in full force and effect as between the Parties.
20.2	The following Appendices are hereby deemed a part of this Agreement and incorporated herein by reference. The term “Agreement” includes the following Appendices:-
Appendix A — VFTAT Arrangement For Engineering And Prototype Lots
Appendix B — Cycle Time

21.	GOVERNING LAW
21.1	This Agreement shall be governed by and construed in accordance with the substantive laws of Singapore. The Parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of Singapore.
21.2	The Parties hereby specifically exclude the application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement.

IN WITNESS WHEROF, the parties have hereto entered into this Agreement as at the date first above written.
Signed by

Name: K C ANG
Title: Senior Vice President
         Fab Operations
For and on behalf of
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
Signed by

Name: CHOONG CHAN YONG
Title: VP of Sales & Marketing
For and on behalf of
STATS CHIPAC LTD.

APPENDIX A
VFTAT ARRANGEMENT FOR ENGINEERING AND PROTOTYPE LOTS

Service Choice	Services Guaranteed to Chartered	Premium to be paid by Chartered to	Service Requirements
Subcontractor
(only applicable for indirect negotiation
method)
1. BULLET	1. Guarantee slot and extension of 6 hours	1. Billing based on actual hrs used	1. Minimum 2 working days advanced confirmed booking

	2. No waiting / queue time.	2. 20% premium for tester rate	2. 24 hours notice to reschedule slot

	3. 24 hours x 7 qualified engineering coverage		3. Minimum of 4 hours for engineering slot booking

	4. 24 hours notice to reschedule slot		4. Clock starts when tester is ready for Bullet lots

2. HOT	1. Guarantee slot and extension of 6 hours	1. Billing based on actual hours utilised	1. Minimum 3 working days advanced confirmed booking

	2. No waiting / queue time.	2. 10% premium for tester rate	2. 24 hours notice to reschedule slot

	3. Mondays to Sundays (8am to 10pm) qualified engineering coverage		3. Minimum of 4 hours for engineering slot booking

	4. 24 hours notice to reschedule slot		4. Clock starts when system is ready for Hot lots

3. NORMAL	1. No guarantee slot. Commitment depends on tester availability	None	1. Need monthly forecast and 7 days prealert

	2. Extension of usage subject to capacity availability		2. Month-end and quarter-end non-availability

	3. Flexibility to accommodate engineering sort to production sort		3. Minimum of 8 hrs for engineering slot booking

4. Raise STR

APPENDIX B
CYCLE TIME

		Normal Lot
Platform	Classification	(Days)	Hot Lot (Days)

A) Catalyst	Normal	3	2

	Low WPD / Multi-insert flow	5	4

B) Non-Catalyst with full tester allocation	Normal	5	3

	Low WPD / Multi-insert flow	7	5

	High WPD	3	2
Remarks : Above cycletime is subjected to changes with reference to test time/flow revision.